Our crowdfunding round is live!

Recipients

Our crowdfunding round is live!

Hi,

Hop' you're doing well!
The purpose of this email is to let you know that we are launching an investment crowdfunding round for **bunny.money**.

I would love for you to reserve your spot as an investor in **bunny.money**. It means that you'll only be making a reservation – not actually investing yet. Once we finalize our paperwork and SEC filing, in the coming weeks, you'll be able to confirm your investment.

To get to know better **bunny.money** and invest, check out our pitch here: https://wefunder.com/bunnymoney.

Thank you for taking the time to read my email. If you have any questions or feedback, we would love to hear from you.

Some necessary disclosures:
1. No money or other consideration is being solicited. If sent, it will not be accepted;
2. No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and only through Wefunder's platform
3. Any indication of interest involves no obligation or commitment of any kind.

Hope to speak with you soon,
Carrot Regards,

Sans Serif

Send

**Notre campagne d'investissement est actuellement en phase avancée pour des "réservations" de titres. Aucune somme d'argent ou autre contrepartie n'est sollicitée et ne sera acceptée. Toute réservation n'implique aucune obligation ou engagement de quelque nature que ce soit. Aucune offre d'achat de titres ne sera acceptée et aucune partie du prix d'achat ne sera reçue jusqu'à ce qu'un formulaire C soit déposé et uniquement via la plateforme de Wefunder.*

Votre investissement sera à confirmer après la finalisation de nos démarches administratives avec le régulateur financier (SEC). La SEC est l'organisme américain chargé de protéger les investisseurs, de maintenir une juste valeur de marché et de faciliter la formation de capital. Voir l'avertissement légal original en Anglais ici

----

Photography by Mahlon - Artistic Unusual Energetic Portraiture Ad

Thomas Lamouroux

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Thomas Lamouroux · 2nd

C'est officiel, après de longues semaines passées à peaufiner son appli pour proposer une solution clé en main d' #epargne #solidaire, bunny.money vient de lancer une campagne de financement participatif sur Wefunder !

L'objectif est simple : celui de donner à chacun la possibilité d'épargner tout en soutenant des associations dont la cause lui est chère.

Pour en savoir plus sur la campagne de financement, c'est ici !
https://lnkd.in/dE-O_Idq

Cyril Gouet Le Village by CA Atlantique Vendée Ludivine CHAILLOU Flea Vanessa Benoît DELAPLACE Virginia CASSAIGNE Didier BARRON Ludovic Favarotto

See translation


We're now on Wefunder
Time to bet on us
bunny.money

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bunny.money

Thank you Thomas Lamouroux for the shoutout and support!

Legal disclaimer: we're 'testing the waters' to gauge investor interest. See https://help.wefunder.com/testing-the-waters-legal-disclosure for important legal disclosures.

Like Reply

Cyril Gouet · 1st

Merci Thomas Lamouroux pour ce partage !

See translation

Like Reply

Le Village by CA Atlantique Vendée

Bravo bunny.money

Like Reply

Fabian, Mission Lane is hiring!

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Replying to @shamir_k @thebunnymoney and @cyrilgoust
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bunny.money - Save for Good

bunny.money/home

bunny.money
save for good®

Banking | Nonprofits | Collective | Blog | About | Get early access

We're raising funds! If you want to invest on us, it's time to jump in.
See here for important legal disclosures.

Go to Wefunder

Banking

Save money while donating to your favorite nonprofits

Financial and social responsibility can go hand in hand. We call it the Save for Good® movement — using ethical finance to build a better future, together.

Get early access



Download the app

Curious?


bunny.money - Save for Good
bunny.money/home
bunny.money
save for good®
Banking
Nonprofits
Collective
Blog
About
Get early access
We're raising funds! If you want to invest in us, it's time to jump in.
See here for important legal disclosures.
Go to Wefunder
Banking
Save money while donating to your favorite nonprofits
Financial and social responsibility can go hand in hand. We call it the Save for Good® movement — using ethical finance to build a better future, together.
Get early access
Download the app

bunny.money
save for good®

Crowdfunding Campaign Handbook

You will find here everything you need to know about our Wefunder crowdfunding campaign and how to communicate about it during the "Test the waters" period. We are so appreciative of you to promote **bunny.money**'s crowdfunding campaign to your family, friends, colleagues and relatives. Please feel free to contact me if you have any questions!

Where do I start? How does it work?

First, visit www.wefunder.com/bunnymoney and get familiar with all the content. As you will see it follows a typical investor deck format with all the information that an investor needs to make an informed decision to invest.

“Test-the-waters” (TTW) provision / Initial reservations

The campaign can only be confirmed after we reach an initial $50K of **reservations** and after we file a Form C with the Security Exchange Commission (SEC). If we don't reach $50K, all reservations will be cancelled. When we reach $50K the legal filing with the Security Exchange Commission (SEC) can start.

/!\ During the test-the-waters period we are allowed to take the reservations as long as we include the legal disclosures (see below). Please make sure you include them in all your communications!

More information can be found here:
https://help.wefunder.com/154992-linked/reservations-&-wefunder-cash-101

Important Legal requirements

Legal disclosure

Please make sure to keep records of all your communications. Also, during the “test-the-waters” phase we must include legal disclosures in all communications. **bunny.money** must include all screenshots of our communications and templates when we file the Form C with the SEC.

If your communication is in a character-limited medium like Twitter, you can hyperlink the disclosure with "See legal disclosures here."

bunny.money *is testing the waters to evaluate investor interest. No money or other consideration is being solicited; if sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and, then, only through Wefunder. Any indication of interest has no obligation or commitment of any kind.*

Advertising our raise - Rules of engagement

Don't include any terms of the offering – Instead direct people to our Wefunder pitch. Avoid hyperbole and misleading info.
More information here: https://help.wefunder.com/154992-linked/advertising-your-raise

Email templates

Initial reachout

You can add this visual below and center it in your email:



We're now on Wefunder!
Time to bank on us
bunny.money

Template 1

Subject: Our crowdfunding round is live!

Hey [Name],

Ho p' you're doing well! [Personal introd uctio n]

The purpose of this email is to let you know that we are launching an investment crowdfunding round for **bunny.money**, the app to save money while donating to your favorite nonprofits.

To get to know better **bunny.money**, check out our pitch here: https://wefunder.com/bunnymoney.

We are very excited and would love for you to reserve your spot as an investor in **bunny.money**. It means that you'll only be making a reservation – not actually investing yet. Once we finalize our paperwork and SEC filing, in the coming weeks, you'll be able to confirm your investment.

How does it work?
When most people hear "crowdfunding", they think of giving a donation. But **bunny.money** is running its round through Wefunder – the platform lets people invest in the company they believe in with investments as small as $100. Over time, we will work as hard as we can to ensure that **bunny.money** is a success, and you make a financial return on your investment.

Thank you for taking the time to read our email. If you have any questions or feedback, we would love to hear from you.

Some necessary disclosures:
1. No money or other consideration is being solicited. If sent, it will not be accepted;
2. No offer to buy securities will be accepted and o part of the purchase price will be received until a Form C is filed and only through Wefunder's platform
3. Any indication of interest involves no obligation or commitment of any kind.

Hope to see you soon - [Personal greeting]
Carrot Regards
[First name]
[role, **bunny.money**]

Template 2

Subject: Our crowdfunding round is live!

Hey [Name],

Hop' you're doing well! [Personal introduction]

Here we are! We are launching an investment crowdfunding round for **bunny.money**, the app that offers financial services to community members, Nonprofit volunteers, donors & citizens who want to create a better tomorrow.

Hop on in! How does it work?
When most people hear "crowdfunding", they think of giving a donation. But **bunny.money** is running its round through Wefunder – the platform lets friends, family, customers and community members invest in the company they believe in with investments as small as $100. Over time, we will work as hard as we can to ensure that **bunny.money** is a success, and you make a financial return on your investment.

I would love for you to reserve your spot as an investor in the company. It means that you'll only be making a reservation – not actually investing yet. Once we finalize our paperwork and SEC filing, in the coming weeks, you'll be able to confirm your investment.

To become an angel investor in bunny.money, check out our pitch:
https://wefunder.com/bunnymoney.

It would be an honor to have you as an investor in this project. Thank you so much for your help!
Some necessary disclosures:
1. No money or other consideration is being solicited. If sent, it will not be accepted;
2. No offer to buy securities will be accepted and o part of the purchase price will be received until a Form C is filed and only through Wefunder's platform
3. Any indication of interest involves no obligation or commitment of any kind.

Hope to see you soon - [Personal greeting]
Carrot Regards
[First name]
[role, **bunny.money**]

Follow-up

Template 1

Subject : Circling back about our Wefunder round... Are you in?

Hey [Name],

I'm following up on an email I sent you last week about reserving your spot as an investor in **bunny.money**. Check it out here : https://wefunder.com/bunnymoney.

#strongertogether
We're raising money on Wefunder – the platform lets friends, family, customers and community members invest in companies they believe in with investments as small as $100. "By the community, for the community" is particularly important and aligned with our mission at **bunny.money**. This round allows you to participate in this journey with us, and benefit from our success.

I'm asking that if you do plan to *reserve your spot as an investor, you do so this week, so that we can hit our goal of [$xx,000] raised by [October xx]. Early momentum is key in a crowdfunding round - if you reserve now, you are helping us raise our goal exponentially more than if you reserve later.

**Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.*

More eyes, the better
It would also really help if you could share my fundraiser link with everyone you know. The more eyes on my fundraiser, the better!

Here is a sample post you could share including the legal disclosures: "Super excited that my friend [@Name] is running an investment crowdfunding round for his dope business @bunny.money. This app helps you save money while donating to your favorite nonprofits. The platform he's using lets anyone invest in companies they believe in – and hopefully earn a return by participating in their growth. @bunny.money is harnessing the power of Fine tech to make donations to nonprofits and impact the world.. I hop' on in, do you? Check out his Wefunder raise here and become an angel investor now to save for good®: https://bit.ly/3z4FSRP.
See legal disclosures here."

If you have any questions about the investment or company, I'm always available.

Some necessary disclosures:
1. No money or other consideration is being solicited. If sent, it will not be accepted;
2. No offer to buy securities will be accepted and o part of the purchase price will be received until a Form C is filed and only through Wefunder's platform
3. Any indication of interest involves no obligation or commitment of any kind.

Hope to talk you soon - [Personal greeting]
Carrot Regards
[First name]
[role, **bunny.money**]

Template 2

Subject : Campaign update: help us reach our goal!

Hi [Name],

I wanted to follow up on the launch of our fundraising round: https://wefunder.com/bunnymoney. We're super amped about this raise and what's next in store for us. Make our day and check out our pitch!

#strongertogether
Here's a 1-min video of **bunny.money** sharing who we are and what we do: [link of the video]

We hope you'll consider *reserving your spot as an investor and being a part of **bunny.money** team! Many investors and nonprofit join us already and this is just the beginning.

How can you invest?
When most people hear "crowdfunding", they think of giving a donation. But **bunny.money** is running its round through Wefunder – the platform lets people invest in the company they believe in with investments as small as $100. Over time, we will work as hard as we can to ensure that **bunny.money** is a success, and you make a financial return on your investment.

**Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.*

Carrots, no coins?
Another way you can help is to ask you to share our campaign. If this is something that you resonate with, please share our story!

1. Social Media: Facebook and LinkedIn are especially valuable. Here's an example post that you could share:

"Super excited that my friend [@Name] is running an investment crowdfunding round for his dope business @bunny.money. This app helps you save money while donating to your favorite nonprofits. The platform he's using lets anyone invest in companies they believe in – and hopefully earn a return by participating in their growth. @bunny.money is harnessing the power of Fine tech to make donations to nonprofits and impact the world. I hop on in, do you? Check out his Wefunder raise here and become an angel investor now to save for good®: https://bit.ly/3z4FSRP.
See legal disclosures here."

2. Follow our Wefunder round - click the "Remind Me" button near the top right of my Wefunder page. (This subscribes you to email updates on the round, and helps build my momentum on the Wefunder site).
3. Connect me to 1 or 2 people who you think might be interested in investing a larger amount in the round, or are well-connected in Fine tech and good for the planet.
4. Give me any feedback you might have on my pitch and ideas you might have for how I could promote the raise as widely as possible.

Some necessary disclosures:
1. No money or other consideration is being solicited. If sent, it will not be accepted;
2. No offer to buy securities will be accepted and o part of the purchase price will be received until a Form C is filed and only through Wefunder's platform
3. Any indication of interest involves no obligation or commitment of any kind.

Hope to talk to you soon - [Personal greeting]
Carrot Regards
[First name]
[role, **bunny.money**]

2nd follow-up / Reminder before the End

Subject :
Double your impact now
Following up
All good things must never end

Dear [Name],

I only have a few days left to finish fundraising for my company **bunny.money**. Check out our pitch and invest here: https://wefunder.com/bunnymoney.

We're working hard to make this one a success, and your participation gets us closer to our goal!
If only you consider *reserving your spot as an investor and being a part of the **bunny.money** team, I would make significant progress toward my fundraising goal. Would you be able to help make this a reality?

**Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.*

More eyes, the better!
It would also really help if you could share my fundraiser link with everyone you know. The more eyes on my fundraiser, the better! You must include our "legal disclosures here" (just copy/paste the link).

I appreciate all of your support! I wouldn't be able to accomplish my fundraising goal without your help.

Some necessary disclosures:
1. No money or other consideration is being solicited. If sent, it will not be accepted;
2. No offer to buy securities will be accepted and o part of the purchase price will be received until a Form C is filed and only through Wefunder's platform
3. Any indication of interest involves no obligation or commitment of any kind.

I look forward to hearing from you! - [Personal greeting]
Carrot Regards
[First name]
[role, **bunny.money**]

French Email template

Objet : Notre campagne est live !
L'épargne solidaire à la portée de tous

Hello [Prénom],

J'espère que tu vas bien ! [Petite introduction personnelle]

Ça y est, nous y sommes ! Nous venons de lancer la campagne de financement participatif d'investissement pour **bunny.money**, l'application mobile d'épargne solidaire.

Tout a commencé en 2018, avec un objectif : celui de donner aux gens les moyens d'épargner et de faire le bien en donnant à des associations dont la cause leur est chère. Notre application offre une approche innovante et pédagogique pour que ta santé financière et tes dons aillent de pair et contribuent au monde de demain.

Rejoins-nous ! Comment ça marche ?
Tu as sûrement entendu parler de plateformes de financement participatif permettant de soutenir par un don la cause ou le projet qui te tient à cœur. Pour **bunny.money**, c'est un peu différent. Nous utilisons la plateforme Wefunder - elle te permet de devenir investisseur de la société à partir de 100$. D'ailleurs, aucun problème pour investir en euros !

J'aimerais vraiment t'avoir parmi nos investisseurs pour faire grandir notre projet. Ton investissement permettra à l'équipe et à l'application **bunny.money** de croître et de se développer. On fera tout pour que cela t'apporte aussi !

Tu souhaites en savoir plus ? Par ici : https://wefunder.com/bunnymoney.

**Notre campagne d'investissement est actuellement en phase avancée pour des "réservations". Ton investissement sera confirmé après la finalisation de nosdémarches administratives avec le régulateur financier (SEC). La SEC est l'organisme américain chargé de protéger les investisseurs, de maintenir une juste valeur de marché et de faciliter la formation de capital.*

#strongertogether
Nous sommes très heureux de la croissance que **bunny.money** a montré ces derniers mois. Nous sommes soutenus par des investisseurs et des associations à but non lucratif qui nous ont fait confiance. Rassemblés autour de la même mission, nous grandissons ensemble. Et ce n'est que le début ! Car c'est bien l'agrégation de nos efforts et engagements à tous qui concourra à faire de demain un monde

meilleur. Quelques médias ont déjà mis en lumière le projet **bunny.money** comme uncrowd.com, Les Pépites Tech, Nasdaq et BreizhAmerica.

Contributions autre que financières
Si tu ne peux pas investir financièrement, aucun souci ! Tu peux toujours facilement nous aider ! Quelques idées :

1. Réseaux sociaux : Tu peux poster sur Facebook ou LinkedIn par exemple :

"Je suis très fier(e) du projet @**bunny.money** de mon ami [Prénom]. Il vient de lancer sa campagne de financement participatif, et je le soutiens ! **bunny.money** est l'application d'épargne solidaire qui permet de générer une épargne avec intérêt tout en donnant à des associations. Découvrez le projet **bunny.money** sur Wefunder : https://wefunder.com/bunnymoney. La plateforme de crowdfunding qu'il utilise permet à toutes personnes qui croient au projet d'investir et d'obtenir à terme un retour sur investissement.
Voir l'avertissement légal original en Anglais ici"
#crowdfunding #bunnymoney #saveforgood #donations

2. Suivre notre campagne Wefunder : depuis la page Wefunder cliquer sur le bouton "Remind Me" pour s'abonner aux mises à jour et nous soutenir.
3. Connecte-moi à 1 ou 2 personnes susceptibles d'être intéressées pour investir.
4. Fais-moi tes retours sur notre pitch et n'hésite pas à me communiquer tes idées d'améliorations.

Avertissements de divulgation légaux :
1. Aucune somme d'argent ou autre contrepartie n'est sollicitée. S'il est envoyé, il ne sera pas accepté ;
2. Aucune offre d'achat de titres ne sera acceptée et aucune partie du prix d'achat sera reçue jusqu'à ce qu'un formulaire C soit déposé et uniquement via la plateforme de Wefunder
3. Toute indication d'intérêt n'implique aucune obligation ou engagement de quelque nature que ce soit.
Voir l'avertissement légal original en Anglais ici

J'espère te voir bientôt ! Merci beaucoup pour ton aide ! [Salutation personnelle]

Bien à toi,
[Prénom]
[position, **bunny.money**]

Thank you email template

Investors:

Hi [Name]

I wanted to personally thank you for investing in **bunny.money**. We're raising money in this way so that we can have a different type of company - one that is built by the community, fans, and customers that believe in what we offer, not one that is funded by faceless banks and venture capital funds. So thank you for being part of that!

If you have any questions about the company or our plans, don't hesitate to reach out. And feel free to share the raise with friends, using this link - the more the merrier! https://wefunder.com/bunnymoney.

Carrot Regards
[First name]
[role, **bunny.money**]

General thanks for others:

Hi [Name]

I wanted to personally thank you for having supported **bunny.money**, in sharing our campaign. We want to build a company by the community, fans, and customers that believe in what we offer, and your help is fundamental.

If you have any questions about the company or our plans, don't hesitate to reach out. And feel free to share the raise with friends, using this link - the more the merrier! https://wefunder.com/bunnymoney.

Carrot Regards
[First name]
[role, **bunny.money**]

Social Media post templates

Here you will find the **Social Media Post Templates** to promote the crowdfunding campaign after reaching out to $25K. You must include:

- Hashtags: #saveforgood #bunnymoney #financialhealth #financialwellness #giving #givingback #donations #community #strongertogether #crowdfunding #bunnymoneycampaign #entrepreneur #strartup
- Emojis: 🐰💝💰🌎🥕
- Tag: @bunny.money
- Legal disclosures. Copy/paste: See Legal disclosures here
- Link Wefunder: https://bit.ly/3z4FSRP

Instagram Specifications:

As soon as we're ready, insert in our bio the Wefunder link: https://bit.ly/3z4FSRP "Check us out on Wefunder: link in out bio"
Write the full legal disclosures: *We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.*

Post 1
We want to make an impact and build a better world🌎. That's why we wanted to give you all a chance to invest in @bunny.money 🐰. The app that helps you save money while donating to your favorite nonprofits. Check us out on Wefunder : https://bit.ly/3z4FSRP .
See Legal disclosures here: https://bit.ly/3Cc5ONn

#saveforgood #bunnymoney #financialhealth #financialwellness #giving #givingback #donations #community #strongertogether #crowdfunding #bunnymoneycampaign #entrepreneur #strartup

Post 2
I'm running an investment crowdfunding round 💰 for my company @bunny.money. The app helps you save money while donating to your favorite nonprofits. The platform we're using lets anyone invest in companies they believe in – and hopefully earn a return by participating in their growth. @bunny.money is harnessing the power of Fine tech to make donations to nonprofits and impact the world. Want to help support @bunny.money?💝 Check out our Wefunder raise here and become an angel investor now to save for good®: https://bit.ly/3z4FSRP .
See Legal disclosures here: https://bit.ly/3Cc5ONn
#saveforgood #bunnymoney #financialhealth #financialwellness #giving #givingback #donations #community #strongertogether #crowdfunding #bunnymoneycampaign #entrepreneur #strartup

BUNNYMONEY, Inc.

2020-2021 FINANCIAL STATEMENTS

For the fiscal year ended

December 31, 2020 and 2021

(unaudited)

BALANCE SHEETS (UNAUDITED)

		As of December 31,	
		2021	2020
ASSETS			
CURRENT ASSETS			
Cash and cash equivalents	$	[illegible]	[illegible]
Prepaid expenses		[illegible]	[illegible]
Accounts receivable		[illegible]	[illegible]
TOTAL CURRENT ASSETS		[illegible]	[illegible]
TOTAL ASSETS		[illegible]	[illegible]
LIABILITIES AND SHAREHOLDERS EQUITY			
CURRENT LIABILITIES			
Accounts payable		[illegible]	[illegible]
Accrued expenses		[illegible]	[illegible]
LONG-TERM LIABILITIES			
Shareholders		[illegible]	[illegible]
TOTAL LIABILITIES		[illegible]	[illegible]
SHAREHOLDERS EQUITY			
Capital Stock ([illegible])		[illegible]	[illegible]
Additional Paid in Capital		[illegible]	[illegible]
Retained earnings		[illegible]	[illegible]
Net income		[illegible]	[illegible]
TOTAL LIABILITIES AND SHAREHOLDERS EQUITY		[illegible]	[illegible]

BALANCE SHEETS (UNAUDITED)

		As of December 31,	
		2021	2020
ASSETS			
CURRENT ASSETS			
Cash and cash equivalents	$	[illegible]	[illegible]
Prepaid expenses		[illegible]	0.00
Accounts receivable		0.00	0.00
TOTAL CURRENT ASSETS		[illegible]	[illegible]
TOTAL ASSETS		[illegible]	[illegible]
LIABILITIES AND SHAREHOLDERS EQUITY			
CURRENT LIABILITIES			
Accounts payable		[illegible]	[illegible]
Accrued expenses		[illegible]	0.00
LONG-TERM LIABILITIES			
Shareholders		[illegible]	[illegible]
TOTAL LIABILITIES		[illegible]	[illegible]
SHAREHOLDERS EQUITY			
Capital Stock ([illegible])		[illegible]	[illegible]
Additional Paid in Capital		[illegible]	0.00
Retained earnings		[illegible]	[illegible]
Net income		[illegible]	[illegible]
TOTAL LIABILITIES AND SHAREHOLDERS EQUITY		[illegible]	[illegible]

BALANCE SHEETS (UNAUDITED)

		As of December 31,	
		2021	2020
ASSETS			
CURRENT ASSETS			
Cash and cash equivalents	$	[illegible]	[illegible]
Prepaid expenses		[illegible]	0.00
Accounts receivable		0.00	0.00
TOTAL CURRENT ASSETS		[illegible]	[illegible]
TOTAL ASSETS		[illegible]	[illegible]
LIABILITIES AND SHAREHOLDERS EQUITY			
CURRENT LIABILITIES			
Accounts payable		[illegible]	[illegible]
Accrued expenses		[illegible]	0.00
LONG-TERM LIABILITIES			
[illegible]		[illegible]	[illegible]
TOTAL LIABILITIES		[illegible]	[illegible]
SHAREHOLDERS EQUITY			
Capital Stock ([illegible])		[illegible]	[illegible]
Additional Paid in Capital		[illegible]	0.00
Retained earnings		[illegible]	[illegible]
Net income		[illegible]	[illegible]
TOTAL LIABILITIES AND SHAREHOLDERS EQUITY		[illegible]	[illegible]

STATEMENT OF OPERATIONS (UNAUDITED)

		2021	2020
OPERATING INCOME			
Sponsorship revenue	$	0.00	0.00
E-commerce Revenue		[illegible]	0.00
Cost of Goods Sold		[illegible]	0.00
GROSS PROFIT		[illegible]	0.00
OPERATING EXPENSES			
Advertising & Marketing		[illegible]	[illegible]
Bank Charges & Fees		[illegible]	[illegible]
Charitable Contributions		[illegible]	-
Dues & Subscriptions		[illegible]	-
Insurance		[illegible]	[illegible]
Interest		[illegible]	-
Legal & Professional Services		[illegible]	[illegible]
Meals & Entertainment		[illegible]	-
Office Supplies & Software		[illegible]	[illegible]
Other Business Expenses		[illegible]	-
Rent & Lease		[illegible]	-
Contractors		[illegible]	[illegible]
Taxes & Licenses		[illegible]	[illegible]
Travel		[illegible]	
NET INCOME		[illegible]	[illegible]

STATEMENT OF OPERATIONS (UNAUDITED)

		2021	2020
OPERATING INCOME			
Sponsorship revenue	$	0.00	0.00
E-commerce Revenue		[illegible]	0.00
Cost of Goods Sold		[illegible]	0.00
GROSS PROFIT		[illegible]	0.00
OPERATING EXPENSES			
Advertising & Marketing		[illegible]	[illegible]
Bank Charges & Fees		[illegible]	[illegible]
Charitable Contributions		[illegible]	-
Dues & Subscriptions		[illegible]	-
Insurance		[illegible]	[illegible]
Interest		[illegible]	-
Legal & Professional Services		[illegible]	[illegible]
Meals & Entertainment		[illegible]	-
Office Supplies & Software		[illegible]	[illegible]
Other Business Expenses		[illegible]	-
Rent & Lease		[illegible]	-
Contractors		[illegible]	[illegible]
Taxes & Licenses		[illegible]	[illegible]
Travel		[illegible]	-
NET INCOME		[illegible]	[illegible]

STATEMENT OF OPERATIONS (UNAUDITED)

		2021	2020
OPERATING INCOME			
Sponsorship revenue	$	0.00	0.00
E-commerce Revenue		[illegible]	0.00
Cost of Goods Sold		[illegible]	0.00
GROSS PROFIT		[illegible]	0.00
OPERATING EXPENSES			
Advertising & Marketing		[illegible]	[illegible]
Bank Charges & Fees		[illegible]	[illegible]
Charitable Contributions		[illegible]	-
Dues & Subscriptions		[illegible]	-
Insurance		[illegible]	[illegible]
Interest		[illegible]	-
Legal & Professional Services		[illegible]	[illegible]
Meals & Entertainment		[illegible]	-
Office Supplies & Software		[illegible]	[illegible]
Other Business Expenses		[illegible]	-
Rent & Lease		[illegible]	-
Contractors		[illegible]	[illegible]
Taxes & Licenses		[illegible]	[illegible]
Travel		[illegible]	-
NET INCOME		[illegible]	[illegible]

CONSOLIDATED STATEMENT OF EQUITY (UNAUDITED)

	[illegible]		[illegible]				
	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	-	-	-	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]			[illegible]		[illegible]
[illegible]	[illegible]	[illegible]	-	-	[illegible]		-
[illegible]						[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	-	-	[illegible]	[illegible]	[illegible]

CONSOLIDATED STATEMENT OF EQUITY (UNAUDITED)

	[illegible]		[illegible]				
	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	-	-	-	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	-	-	[illegible]		[illegible]
[illegible]	[illegible]	[illegible]			[illegible]		
[illegible]	-	-	-	-	-	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	-	-	[illegible]	[illegible]	[illegible]

CONSOLIDATED STATEMENT OF EQUITY (UNAUDITED)

	[illegible]		[illegible]				
	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	-	-	-	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	-	-	[illegible]		[illegible]
[illegible]	[illegible]	[illegible]	-	-	[illegible]		-
[illegible]	-	-	-	-	-	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]			[illegible]	[illegible]	[illegible]

STATEMENT OF CASH FLOWS (UNAUDITED)

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss) For The Period	[illegible]	[illegible]
Change in Prepaid Expenses	[illegible]	-
Change in Payables	[illegible]	-
Change in Accrued Expenses	[illegible]	-
Net Cash Flows From Operating Activities	[illegible]	[illegible]
CASH FLOWS FROM FINANCING ACTIVITIES		
Shareholder Loan		[illegible]
Shareholder Notes Payable - [illegible]	[illegible]	-
Additional Paid in Capital	[illegible]	-
Common Stock	[illegible]	-
SAFE Angel Investment	[illegible]	-
Net Cash Flows From Financing Activities	[illegible]	[illegible]
CASH AT BEGINNING OF THE PERIOD	[illegible]	[illegible]
NET INCREASE (DECREASE) IN CASH	[illegible]	[illegible]
CASH AT END OF PERIOD	[illegible]	[illegible]

STATEMENT OF CASH FLOWS (UNAUDITED)

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss) For The Period	[illegible]	[illegible]
Change in Prepaid Expenses	[illegible]	-
Change in Payables	[illegible]	-
Change in Accrued Expenses	[illegible]	-
Net Cash Flows From Operating Activities	[illegible]	[illegible]
CASH FLOWS FROM FINANCING ACTIVITIES		
Shareholder Loan		[illegible]
Shareholder Notes Payable - [illegible]	[illegible]	-
Additional Paid in Capital	[illegible]	-
Common Stock	[illegible]	-
SAFE Angel Investment	[illegible]	-
Net Cash Flows From Financing Activities	[illegible]	[illegible]
CASH AT BEGINNING OF THE PERIOD	[illegible]	[illegible]
NET INCREASE (DECREASE) IN CASH	[illegible]	[illegible]
CASH AT END OF PERIOD	[illegible]	[illegible]

STATEMENT OF CASH FLOWS (UNAUDITED)

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss) For The Period	[illegible]	[illegible]
Change in Prepaid Expenses	[illegible]	-
Change in Payables	[illegible]	-
Change in Accrued Expenses	[illegible]	-
Net Cash Flows From Operating Activities	[illegible]	[illegible]
CASH FLOWS FROM FINANCING ACTIVITIES		
Shareholder Loan		[illegible]
Shareholder Notes Payable - [illegible]	[illegible]	-
Additional Paid in Capital	[illegible]	-
Common Stock	[illegible]	-
SAFE Angel Investment	[illegible]	-
Net Cash Flows From Financing Activities	[illegible]	[illegible]
CASH AT BEGINNING OF THE PERIOD	[illegible]	[illegible]
NET INCREASE (DECREASE) IN CASH	[illegible]	[illegible]
CASH AT END OF PERIOD	[illegible]	[illegible]

NOTES TO THE UNAUDITED FINANCIAL STATEMENTS

Fiscal Years Ended December 31, 2021 and 2020

ORGANIZATION AND PURPOSE

[illegible] Inc. (the "Company"), is a Public Benefit Corporation organized under the laws of the State of Delaware. The Company operates a financial technology platform and currently derives revenue from [illegible].

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows.

BASIS OF ACCOUNTING

In 2021 the Company prepared its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded when the liabilities are incurred.

In 2020 the Company prepared its financial statements on a cash basis of accounting. Under the cash basis accounting, revenues are recorded when cash is received, and expenses when they are paid in cash.

FISCAL YEAR

The Company operates on a 12-month fiscal year ending on December 31.

CASH EQUIVALENTS

For the fiscal years ended December 31, 2021 and December 31, 2020, the Company's cash positions include its operating bank account.

LEGAL FEES

Legal fees consist of legal services provided for the creation of the Company and equity financing.

NOTES TO THE UNAUDITED FINANCIAL STATEMENTS

Fiscal Years Ended December 31, 2021 and 2020

ORGANIZATION AND PURPOSE

[illegible] Inc. (the "Company"), is a Public Benefit Corporation organized under the laws of the State of Delaware. The Company operates a financial technology platform and currently derives revenue from [illegible].

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows.

BASIS OF ACCOUNTING

In 2021 the Company prepared its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded when the liabilities are incurred.

In 2020 the Company prepared its financial statements on a cash basis of accounting. Under the cash basis accounting, revenues are recorded when cash is received, and expenses when they are paid in cash.

FISCAL YEAR

The Company operates on a 12-month fiscal year ending on December 31.

CASH EQUIVALENTS

For the fiscal years ended December 31, 2021 and December 31, 2020, the Company's cash positions include its operating bank account.

LEGAL FEES

Legal fees consist of legal services provided for the creation of the Company and equity financing.

NOTES TO THE UNAUDITED FINANCIAL STATEMENTS

Fiscal Years Ended December 31, 2021 and 2020

ORGANIZATION AND PURPOSE

[illegible] Inc. (the "Company"), is a Public Benefit Corporation organized under the laws of the State of Delaware. [illegible]

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows.

BASIS OF ACCOUNTING

In 2021 the Company prepared its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded when the liabilities are incurred.

In 2020 the Company prepared its financial statements on a cash basis of accounting. Under the cash basis accounting, revenues are recorded when cash is received, and expenses when they are paid in cash.

FISCAL YEAR

The Company operates on a 12-month fiscal year ending on December 31.

CASH EQUIVALENTS

For the fiscal years ended December 31, 2021 and December 31, 2020, the Company's cash positions include its operating bank account.

LEGAL FEES

Legal fees consist of legal services provided for the creation of the Company and equity financing.

END OF DOCUMENT

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